UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                                    Firecom, Inc.
                  -------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                  -------------------------------------------------
                            (Title of Class of Securities)

                                     318157 10 4
                  -------------------------------------------------
                                    (CUSIP NUMBER)

                                     Paul Mendez
                                  c/o Firecom, Inc.
                                  39-27 59th Street
                               Woodside, New York 11377
                                    (718) 899-6100
                  -------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 25, 1996
                  -------------------------------------------------
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     Check the following box if a fee is being paid with the statement [ X ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

        CUSIP No.  318157 10 4                     Page  2  of  6  Pages

        ---------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carol Mendez
        ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ---------------------------------------------------------------------
        3   SEC USE ONLY

        ---------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 PF
        ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

        ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
        ---------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES                514,800 shares
                     --------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     --------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING               514,800 shares
                     --------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ---------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 514,800 shares
        ---------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        ---------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.5%
        ---------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 IN
        ---------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.   SECURITY AND ISSUER
               -------------------

               The class of equity securities to which this statement relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Company"), which has its principal executive offices at 39-27 59th Street, Woodside, New York 11377.

     ITEM 2.   IDENTITY AND BACKGROUND
               -----------------------

          (a)  Name:  CAROL MENDEZ.
               ----

          (b)  Residence Address:  13 Coventry Road
               -----------------   Livingston, NJ 07039

          (c)  Present Principal Occupation:  President of Multiplex  Electrical
               ----------------------------
               Services, Inc., 25 East 21st Street, New York, New York 10010.

          (d)  Criminal Proceedeings:  Mrs. Mendez has not, during the last five
               ---------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Civil Proceedings:  Mrs. Mendez, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:   Mrs. Mendez is a  citizen of the  United States of
               -----------
               America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS
               --------------------------

               See Item 4.

     ITEM 4.   PURPOSE OF THE TRANSACTION
               --------------------------

               On or about October 12, 1995, Firecom Holdings, L.P., a Delaware limited partnership ("Firecom Holdings"), distributed the 633,333 shares of Common Stock previously held by it to the partners of Firecom Holdings (the "Firecom Holdings Distribution") as follows:

                    Carol Mendez                  125,347
                    Paul Mendez                   125,347
                    Harry Scherzer                125,347
                    Jenny Scherzer                125,347
                    Peter Barotz                   65,973
                    Sadik-Khan Family Trust        65,972

               This distribution was made as a result of an agreement among the partners to distribute such shares for personal reasons.

               In addition, on or about October 12, 1995, Gramercy Realty Associates, a New York general partnership ("Gramercy"), distributed
     528,214 shares of Common Stock previously held by it to the partners of Gramercy (the "Gramercy Distribution") as follows:

                    Carol Mendez                  132,053
                    Paul Mendez                   132,054
                    Harry Scherzer                132,054
                    Jenny Scherzer                132,053

               This distribution was also made as a result of an agreement among the partners to distribute such shares for personal reasons.

               On October 25, 1996, Mrs. Mendez entered into a purchase agreement with Paul Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex (the "Scherzer Purchase Agreement") pursuant to which, among other things, Mrs. Mendez purchased 257,400 shares of Common Stock and 19.8% of Firecom Holdings from Harry and Jenny Scherzer in consideration for approximately $100,000 in cash from personal funds and a promissory note in the approximate amount of $318,500. Amounts due under the promissory note will be paid out of the personal funds of Mrs. Mendez.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

               Pursuant to the Firecom Holdings Distribution, Carol Mendez owns directly 125,347 shares of Common Stock and thus has the sole power to vote and dispose of such shares.

               Pursuant to the Gramercy Distribution, Carol Mendez owns directly 132,053 shares of Common Stock and thus has the sole power to vote and dispose of such shares.

               Pursuant to the Scherzer Purchase Agreement, Carol Mendez owns directly 257,400 shares of Common Stock and thus has the sole power to vote and dispose of such shares.

     ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
               -----------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER
               -----------------------------------

               Scherzer Purchase Agreement, dated as of October 25, 1996, by and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex pursuant to which, among other things, Mrs. Mendez purchased 257,400 shares of Common Stock and 19.8% of Firecom Holdings from Harry and Jenny Scherzer.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
               --------------------------------

               Exhibit A:   Purchase Agreement, dated as of October 25, 1996, by
     and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex.

     SIGNATURES
     ----------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him or her, as the case may be, is true, complete and correct.


     Dated:  October 31, 1996
             ----------
                                        /s/ Carol Mendez
                                        -------------------------------
                                        Carol Mendez

                            EXHIBIT INDEX

       Exhibit       Description
       -------       -----------

         A Purchase Agreement, dated as of October 25, 1996, by and among Paul Mendez, Carol Mendez, Harry Scherzer, Jenny Scherzer, Firecom Holdings and Multiplex.